This document provides information on what is expected to happen to Johnson & Johnson equity compensation (LTI) awards granted under the Johnson & Johnson Long-Term Incentive Plans and held by Kenvue employees at the final separation. The examples are provided for illustrative purposes only and do not reflect actual awards granted or performance levels. The conversion of your LTI award may vary from this summary based on legal requirements in your location. Johnson & Johnson reserves the right to alter, modify, amend, or terminate the LTI conversion in whole or in part at any time without prior notification. In the event of any discrepancy between the overview provided here and the official documents governing your LTI award, the governing documents will control. This material has been prepared and distributed by Johnson & Johnson and Johnson & Johnson is solely responsible for its accuracy. Johnson & Johnson is not affiliated with Administrator (or any Fidelity entity). Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company's equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers. Long-Term Incentive Award Treatment at Final Separation for Kenvue Employees

Introduction In 2021, the planned separation of Kenvue Inc. (Kenvue), from Johnson & Johnson (J&J) was announced. Johnson & Johnson recently communicated that it intends to complete the final separation of Kenvue by splitting off shares of Kenvue common stock through an exchange offer. Once this exchange offer is concluded, Johnson & Johnson will no longer be the controlling shareholder of Kenvue, and Kenvue will be a separate, independent public company. This document provides information regarding how outstanding J&J Long-Term Incentive (LTI) awards will be treated at the time of the final separation for Kenvue employees. This applies to any unvested restricted share units (RSUs), stock options, or performance share units (PSUs) you may have, as well as vested, but unexercised, stock options, in each case granted under the J&J 2012 Long-Term Incentive Plan or J&J 2022 Long-Term Incentive Plan. If you have additional questions after reviewing the provided materials, please contact AskGS.

Table of contents Background 4 What is the final separation? 4 What will happen to my LTI awards after the separation? 4 What LTI awards will be converted? 4 What guiding principles will be used when converting my LTI awards? 4 LTI Award Conversion 5 How will my outstanding LTI awards be converted? 5 How will the conversion ratio be determined? 5 How will my outstanding RSUs be converted? 6 How will my outstanding stock options be converted? 7 How will my outstanding PSUs be converted? (For levels VP2 and above) 8 Administration 9 Who will be the administrative services provider of the Kenvue LTI plan? 9 Will there be a blackout period? 9 How will I know when the blackout period and LTI award conversion is complete? 9 What if I have J&J RSUs that are scheduled to vest during the blackout period? 9 What if I have vested, unexercised J&J stock options that are scheduled to expire during the blackout period? 9 Will I still be able to see my awards in my stock plan account? 9 What if I have not yet accepted my awards? 10 Do I need a new stock plan account or password? 10 Will my previous LTI award history continue to appear on Fidelity NetBenefits? 10 Additional Information 11 Are there any tax implications related to the conversion of my LTI awards? 11 What happens if I depart from Kenvue after the separation? 11 Do I need to take any action? 11 Information on Country-Specific Tax Consequences Relating to the Conversion of LTI Awards 12 Important Note for Employees in China 13 Important Note for Employees in the United Kingdom 13

Background What is the final separation? • In May 2023, Kenvue completed an initial public offering (IPO) of its common stock. J&J recently announced that it will initiate an exchange offer to divest its controlling interest in Kenvue pursuant to which J&J shareholders may exchange all, some or none of their shares of J&J common stock for Kenvue common stock owned by J&J, subject to the terms of the exchange offer. Once the exchange offer (including all related transactions) is complete, referred to as the “final separation” (or final separation date), J&J will no longer be the controlling shareholder of Kenvue, and Kenvue will operate as a separate, independent public company. What will happen to my LTI awards after the separation? • At the final separation, your outstanding J&J LTI awards will be converted to Kenvue LTI awards. Following the conversion, the value of your Kenvue LTI awards will be based on the value of Kenvue’s common stock, not J&J common stock. This ensures that the value of your LTI awards after the final separation will be aligned with the performance of Kenvue. • The above treatment is subject to you remaining a Kenvue employee through the final separation. If your employment at Kenvue terminates prior to the final separation, your LTI awards will not be converted to Kenvue LTI awards (i.e., they will continue to be J&J LTI awards to the extent they remain outstanding). In this case, the termination provisions of your award (as set forth in your award agreement) will continue to apply. • In some jurisdictions, certain Kenvue entities may not separate from J&J until a later date. You will receive a separation communication only if you work for an entity that will be subject to a deferred separation and it will impact the treatment of your LTI awards. What LTI awards will be converted? • Your J&J LTI awards that continue to be outstanding as of the final separation date will be converted to Kenvue LTI awards. This includes any unvested RSUs, stock options, or PSUs, as well as vested, but unexercised, stock options. • Any shares of J&J common stock that you have received and continue to hold as a result of the vesting of RSUs and/or PSUs, or from the exercise of your vested stock options, will be treated the same way in the final separation as shares held by other J&J stockholders. These shares will not be converted as part of the Kenvue LTI award conversion described in this brochure. What guiding principles will be used when converting my LTI awards? (as illustrated on following pages) 1. It is intended that the economic value of your awards will generally* be kept the same at the time of the final separation. That is, the value of your LTI award prior to the separation (based on J&J common stock) and your award value immediately after the separation (based on Kenvue common stock) will generally be the same. • For RSUs and PSUs, this value is calculated based on the applicable common stock price multiplied by the number of RSUs or PSUs that you hold (and, for PSUs, based on actual performance as described in “How will my outstanding PSUs be converted?”). • For stock options, this value is calculated as the difference between the applicable common stock price and the option exercise price, multiplied by the number of options that you hold. 2. The total exercise price of your options will be kept the same. While the exercise price per option will change as a result of the conversion (described further below), the total amount needed to exercise all of your vested and outstanding options will be the same. 3. Key terms and conditions such as vesting provisions and expiration dates will be kept the same. *Due to rounding and other administrative conventions, such as rounding the conversion ratio to six decimal points, there may be minimal differences in value as a result of the conversion (as described further on the following pages).

LTI Award Conversion How will my outstanding LTI awards be converted? • Upon completion of the final separation, your outstanding J&J LTI awards will be converted to Kenvue LTI awards based on a ratio of the value of J&J common stock to the value of Kenvue common stock (i.e., the “conversion ratio”). This adjustment is made to maintain the economic value of your LTI awards at the time of the final separation. • The original terms and conditions of your LTI awards (including vesting dates and expiration dates) will generally remain the same before and after the conversion. This means that your years of service with J&J prior to the final separation will count for purposes of vesting of your converted Kenvue LTI awards to the same extent such service counted for vesting of J&J LTI awards prior to the final separation. • Please refer to the applicable LTI Brochure for a summary of this treatment: o The LTI Choice Brochure (for levels VP1 and below) o The Executive LTI Brochure (for levels VP2 and above who receive PSUs) • We will notify you if a different treatment is required for your LTI awards based on legal requirements in your country. • More detailed illustrations on how LTI awards will be converted can be found in the conversion example sections that follow. How will the conversion ratio be determined? • The conversion ratio will be determined using the following formula: • For purposes of determining the conversion ratio, the common stock prices for J&J and Kenvue will be defined as follows: o J&J’s common stock price will be based on the 10-day volume-weighted average stock price (VWAP) for the trading days immediately preceding (but not including) the final separation date. o Kenvue’s common stock price will be based on the 10-day VWAP for the trading days immediately preceding (but not including) the final separation date. • For each trading day, the VWAP represents the average price of the stock weighted by the trading volume of the transaction. This VWAP method is used to smooth out fluctuations in the stock prices. • The conversion ratio will be rounded to six decimal points. Kenvue Common Stock Price J&J → Kenvue Conversion Ratio J&J Common Stock Price

How will my outstanding RSUs be converted? The number of your unvested J&J RSUs will be multiplied by the conversion ratio to determine your number of Kenvue RSUs. See “How will the conversion ratio be determined?” for details on the conversion ratio. The adjustment to the number of RSUs is made to maintain the economic value of your RSUs at the time of the final separation. Note that this conversion will apply only to your unvested RSUs. Any shares of J&J common stock you hold that you earned from the prior vesting of RSUs will not be subject to the conversion approach described in this document. Any such J&J shares will receive the same treatment as that which applies to J&J shareholders generally in the final separation. Converted Kenvue RSUs will be rounded to the nearest whole share, with the exception of certain countries where we will round down to avoid potentially triggering adverse tax treatment (see “Information on Country-Specific Tax Consequences Relating to the Conversion of LTI Awards”). The vesting of your Kenvue RSUs will continue to follow the vesting schedule in place prior to the final separation, as described in the applicable award agreement. The following example illustrates how the number of unvested J&J RSUs will be converted to Kenvue RSUs, assuming a hypothetical LTI award of 100 J&J RSUs. Please note that actual values will vary from these examples. Sample RSU Conversion J&J Pre-Separation Kenvue Post-Separation Stock Price (10-day VWAP) $160.00 [A] $24.00 [B] Conversion Ratio (Rounded to 6 decimals) - 6.666667 [C] = [A] / [B] Number of RSUs (Rounded to nearest whole share) 100 [D] 667 [E] = [C] x [D] RSU Value* $16,000 [A] x [D] $16,008 [B] x [E] *When your LTI awards are converted, there may be minimal differences between the value of the awards immediately before and after the conversion due to rounding. Page 1

How will my outstanding stock options be converted? The number of your unvested (and vested but unexercised) J&J stock options will be multiplied by the conversion ratio to determine your number of Kenvue options. The exercise price of your J&J options will be divided by the conversion ratio to determine the exercise price of your Kenvue options. See “How will the conversion ratio be determined?” for details on the conversion ratio. The adjustments to the number of stock options and the stock option exercise price are made to maintain the economic value of your options at the time of the final separation. In the case of options, this value is calculated as the difference between the applicable stock price and the option’s exercise price, multiplied by the number of options. The number of converted Kenvue stock options will be rounded down to the nearest whole share, while the converted Kenvue exercise price will be rounded up to the nearest penny. The option rounding approach is designed to comply with tax law. The vesting of your Kenvue options will continue to follow the vesting schedule in place prior to the final separation, as described in the applicable award agreement. This means that your vested and unexercised options will remain vested, while unvested options will continue to be eligible to vest on the same vesting date(s). Additionally, the expiration date of your options will remain unchanged. The following example illustrates how the number of your J&J stock options and their exercise price will be converted to Kenvue stock options, assuming a hypothetical LTI award of 1,500 J&J options. The example below assumes that the award is in-the-money at the final separation (i.e., the stock price is higher than the option exercise price). The math will be the same for “underwater” options as the intent is to ensure value consistency (i.e., amount in-the-money or underwater) on a per-grant basis. Please note that actual values will vary from these examples. Sample Option Conversion J&J Pre-Separation Kenvue Post-Separation Stock Price (10-day VWAP) $160.00 [A] $24.00 [B] Conversion Ratio (Rounded to 6 decimals) - 6.666667 [C] = [A] / [B] Number of Options (Rounded down to nearest whole share) 1,500 [D] 10,000 [E] = [C] x [D] Exercise Price (Rounded up to nearest penny) $75.00 [F] $11.25 [G] = [F] / [C] Option Value* $127,500 [A-F] x [D] $127,500 [B-G] x [E] *When your LTI awards are converted, there may be minimal differences between the value of the awards immediately before and after the conversion due to rounding.

How will my outstanding PSUs be converted? For levels VP2 and above

At the time of the final separation, your J&J PSUs will be converted into Kenvue RSUs subject only to time-based vesting conditions. Following the conversion, you will be eligible to vest in the fixed number of Kenvue RSUs established as of the final separation.

For purposes of determining the number of your J&J PSUs that will be converted into Kenvue RSUs, a multiplier will be applied based on the number of performance years completed in the three-year performance period as of the final separation date:

- For PSUs with two or more years completed (i.e., PSUs granted in 2021), the multiplier will be based on actual performance relative to the applicable J&J PSU performance metrics in the two completed years.
- For PSUs with fewer than two years completed (i.e., PSUs granted in 2022 and 2023), the award will be converted at target performance (i.e., a 100% multiplier will be applied), regardless of actual performance relative to the metrics.

The number of your performance-adjusted J&J PSUs will be multiplied by the conversion ratio to determine the number of your Kenvue RSUs. Converted Kenvue RSUs will be rounded to the nearest whole share, with the exception of certain countries where we will round down to avoid triggering adverse tax treatment (see "Information on Country-Specific Tax Consequences Relating to the Conversion of LTI Awards"). The vesting of your Kenvue RSUs will continue to follow the service-based vesting schedule in place for the J&J PSUs prior to the final separation, as described in the applicable award agreement. See "How will the conversion ratio be determined?" for details on the conversion ratio.

The following example illustrates how the number of your J&J PSUs will be converted to Kenvue RSUs, assuming a hypothetical target LTI award of 100 PSUs. Please note that actual values will vary from these examples.

Sample PSU Conversion

	J&J Pre-Separation	Kenvue (2021 PSU)	Kenvue (2022 & 2023 PSU)
Stock Price (10-day VWAP)	$160.00 [A]	$24.00 [B]	$24.00 [B]
Conversion Ratio (Rounded to 6 decimals)	-	6.666667 [C] = [A] / [B]	6.666667 [C] = [A] / [B]
Performance Multiplier	-	120%* (Actual) [D]	100% (Target) [E]
Number of Shares (Rounded to nearest whole share)	100 [F]	800 [G] = [F] x [C] x [D]	667 [H] = [F] x [C] x [E]
Award Type	PSU	RSU	RSU
Award Value** (at Actual)	$19,200 [A] x [D] x [F]	$19,200 [B] x [G]	-
Award Value** (at Target)	$16,000 [A] x [E] x [F]	-	$16,008 [B] x [H]

*Not actual completed performance. Shown for illustrative purposes only.

**When your LTI awards are converted, there may be minimal differences between the value of the awards immediately before and after the conversion due to rounding.

Administration Who will be the administrative services provider of the Kenvue LTI plan? • Fidelity Stock Plan Services (Fidelity) will be the administrative services provider for the Kenvue LTI plan following the final separation. Will there be a blackout period? • Yes. In order to process the conversion of your J&J LTI awards into Kenvue LTI awards, a “blackout period” will be imposed. During this time, you will not be able to perform any transactions on the LTI awards in your stock plan account. In particular, you will not be able to exercise stock options. We expect this period to last approximately three weeks from the final separation date. You will receive communications from Fidelity in advance of the date that the blackout period will begin as we get closer to the final separation date. o During the blackout period, you will still be able to log into your J&J NetBenefits account to view your J&J LTI awards (and review and accept your J&J award agreements, if you have not already done so). • As the blackout period will be in place for approximately three weeks following the final separation, the value of your awards when the blackout period is lifted may be different from the value of the awards when converted at the time of the final separation. o Following the conversion, you will receive a statement from Fidelity showing how the conversion of your LTI awards was calculated. How will I know when the blackout period and LTI award conversion is complete? • You will receive a communication from Fidelity to confirm the final separation is complete. It will provide details on how to access your Kenvue stock plan account. What if I have J&J RSUs that are scheduled to vest during the blackout period? • If your J&J RSUs have a vesting date that occurs during the blackout period, we expect to vest your award immediately prior to the start of the blackout date, following standard J&J practice (and subject to the terms of your award agreement and applicable law). What if I have vested, unexercised J&J stock options that are scheduled to expire during the blackout period? • If you have vested, unexercised J&J stock options with an expiration date that occurs during the blackout period, we encourage you to exercise them prior to the beginning of the blackout period. If you take no action, we expect the options to be auto-exercised prior to the blackout period (to the extent that J&J’s stock price is greater than the option exercise price), following standard J&J practice (and subject to the terms of your award agreement and applicable law). Will I still be able to see my awards in my stock plan account? • Your converted Kenvue LTI awards will be reflected in your Kenvue stock plan account (see “Do I need a new stock plan account or password?” below) as soon as the blackout period is lifted following the final separation. You will be notified by Fidelity once you are able to view your awards following the conversion. Note that after the final separation, your J&J LTI awards will show as "cancelled" under the J&J LTI plan. You also will still be able to access your original award agreements under the J&J LTI plan. • You can review, save and print documentation related to your outstanding J&J LTI awards at any time prior to this blackout period by accessing NetBenefits at http://equitycomp.jnj.com/ or directly through http://netbenefits.com/.

What if I have not yet accepted my awards? • Regardless of acceptance status, your outstanding J&J LTI awards will be converted. You should continue to be able to accept your awards at any point prior to, during, and after the blackout period. • As a reminder, you are required to review your J&J LTI grant agreements on NetBenefits and accept the terms and conditions of your awards in order to vest. Do I need a new stock plan account or password? • For account holders in the U.S. and Puerto Rico: No, Fidelity will continue to use your existing account to view and transact on grants and for any future grants. You will use your current username and password to log in to NetBenefits. o After the final separation is complete, you will have the opportunity to update your default plan view to the Kenvue LTI plan. • For account holders outside the U.S. and Puerto Rico: A new Kenvue stock plan account username (also known as an “I” number) will be created and emailed to you upon final separation from Fidelity. You will need to create a new username and password for this account. Will my previous LTI award history continue to appear on Fidelity NetBenefits? • For account holders in the U.S. and Puerto Rico: Yes. Previous transaction history will continue to appear under the J&J plan name in NetBenefits. You will have the opportunity to choose the Kenvue plan as the default. • For account holders outside the U.S. and Puerto Rico: Yes. Previous transaction history will continue to appear by logging into NetBenefits with your username and password utilized under your J&J plan.

Additional Information Are there any tax implications related to the conversion of my LTI awards? • The exchange is intended to qualify as a tax-free transaction for U.S. federal income tax purposes. Tax treatment may vary by country. o Please reference “Information on Country-Specific Tax Consequences Relating to the Conversion of LTI Awards” on the following page to find any country-specific details that may apply. • As specific situations will vary, J&J and Kenvue are not in a position to provide individual tax advice relating to the conversion of your LTI awards. We recommend that you consult your personal tax advisor regarding any potential tax implications. What happens if I depart from Kenvue after the separation? • If you depart Kenvue after the completion of the transaction, the termination treatment of your converted Kenvue LTI awards will remain the same as detailed in your original award agreement, which is available on your NetBenefits account. Do I need to take any action? • No. You do not need to take any additional actions related to your LTI awards. Look out for additional communication regarding timing of the final separation and associated blackout period. • If you have additional questions, please contact AskGS.

Information on Country-Specific Tax Consequences Relating to the Conversion of LTI Awards The following information has been prepared to provide you with a summary of the expected tax consequences relating to the anticipated conversion of outstanding Johnson & Johnson (J&J) LTI awards held by employees of Kenvue in connection with the anticipated separation of Kenvue (the Separation). Please note that the information below applies only to outstanding and unvested RSUs, PSUs and stock options and vested, but unexercised, stock options (together, LTI Awards). It does not apply to any shares of J&J common stock you may own outright (for example, in a personal brokerage account) or through another benefit plan. This information below is based on laws and regulations in effect as of June 2023. Such laws are often complex and change frequently. In addition, this information is general in nature and does not discuss all of the various laws, rules and regulations that may apply. It may not apply to your particular tax or financial situation, and neither J&J nor Kenvue is in a position to assure you of any particular tax result. Accordingly, you should seek appropriate professional advice as to how the tax or other laws in your country of residence (and country of employment, if different) apply to your specific situation. If you are employed in or a resident of Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Czech Republic, Egypt, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Ireland, Italy, Malaysia, Mexico, Netherlands, New Zealand, Panama, Peru, Philippines, Portugal, Puerto Rico, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, or Vietnam, the conversion of your J&J LTI Awards into Kenvue LTI Awards as a result of the Separation should not be a taxable event. If you are employed in or a resident of Denmark, Ecuador, Finland, Japan, Latvia, Norway, Poland, Romania, Russia, or any other country not listed above, the conversion of your J&J LTI Awards into Kenvue LTI Awards as a result of the Separation is not expected to be a taxable event. However, definitive guidance in these countries is lacking on whether Separation-related adjustments to outstanding LTI awards trigger taxation. On this basis, you should consult a tax professional regarding the tax implications of the Separation on your outstanding awards based upon your personal circumstances. If you are employed in or a resident of Canada or France, in connection with the conversion of J&J restricted stock units (RSUs) and J&J performance share units (PSUs) into Kenvue RSUs as a result of the Separation, any RSUs and PSUs that you hold will be rounded down to the nearest whole share, to avoid potential adverse tax consequences. If you are employed in or a resident of India, the conversion of your J&J LTI Awards into Kenvue LTI Awards as a result of the Separation may be subject to capital gains tax if the surrender of your outstanding J&J LTI Awards is viewed as the disposal of a capital asset. You should consult a tax professional regarding the tax implications of the Separation on your outstanding J&J LTI Awards based upon your personal circumstances.

IMPORTANT NOTE FOR EMPLOYEES IN CHINA: J&J Common Stock To ensure compliance with exchange controls in the People’s Republic of China (PRC), Kenvue employees (employed or resident in the PRC) will not be permitted to hold J&J common stock for more than twelve months following the Separation (or such other period as the PRC State Administration of Foreign Exchange (SAFE) may require). Accordingly, if you do not dispose of your J&J common stock prior to then, it will be liquidated prior to the date that is twelve months following the Separation and the sales proceeds will be remitted to you through J&J’s PRC SAFE approved bank account in accordance with J&J's normal procedures for the repatriation of cash proceeds. Kenvue LTI Awards Kenvue is expected to obtain SAFE registration for the converted Kenvue LTI Awards and establish a dedicated SAFE account in China. You will not be able to take any action (e.g., exercise options or sell shares) for any converted Kenvue LTI Awards until Kenvue has obtained a SAFE approval for the converted awards. The Kenvue LTI Awards will be subject to the terms of the governing plan documentation and Kenvue’s SAFE registration. Any proceeds from the sale of Kenvue shares will be repatriated to China through Kenvue’s dedicated SAFE account. IMPORTANT NOTE FOR EMPLOYEES IN THE UNITED KINGDOM: If you are employed in or a resident of the United Kingdom, the conversion of your J&J LTI Awards into Kenvue LTI Awards as a result of the Separation should not be a taxable event. However, any J&J LTI Awards that were tax-advantaged for UK tax purposes (specifically, any tax-advantaged stock options that J&J originally granted to you (UK Tax-Advantaged Options)) will be disqualified upon the conversion and your Kenvue LTI Awards will be treated as non-tax advantaged awards after the Separation. If you exercise prior to the Separation: If you hold UK Tax-Advantaged Options that, under the terms and conditions of your award agreement and the UK sub-plan, are currently exercisable, you may exercise them prior to the Final Separation. This exercise will be free from income tax and National Insurance Contributions (NICs) if (a) the exercise is on or after the third anniversary of the grant date of the option or (b) the options became exercisable because your employment with J&J terminated due to one of certain “good leaver” reasons, and you exercise the options within six months after that time. If these conditions are not met, the exercise will be subject to income tax and NICs. You should consult with your personal tax advisor prior to exercising any UK Tax-Advantaged Options. If you exercise following the Separation: You will not receive tax-advantaged treatment on the exercise of your UK Tax-Advantaged Options if you exercise them after the Separation. Any exercise of your UK Tax- Advantaged Options after the Separation will be treated for tax purposes in the same way as an exercise of non-tax advantaged options (i.e., income tax and NICs will generally be due on the gain arising on exercise). These amounts will be withheld from you and paid over to HM Revenue & Customs by your employer. You should consult with your personal tax advisor prior to exercising any UK Tax-Advantaged Options. To find out if you have UK Tax-Advantaged Options, or if you would like to exercise UK Tax-Advantaged Options prior to the Separation, please access NetBenefits at http://equitycomp.jnj.com/ or directly through http://netbenefits.com/. It is your decision as to whether or not to exercise your vested UK Tax-Advantaged Options and whether to retain or sell the shares acquired (and the timing of any such exercise or sale). You should consult a financial and/or tax professional to understand the implications of exercising your options and of holding non-tax advantaged awards in the United Kingdom based upon your personal tax position.

Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward- looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).